UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lilium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N52586109
(CUSIP Number)

Tencent Holdings Limited 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,504,306[1,2]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 93,504,306[1,2]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,504,306[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.0% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1	Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”) is a direct wholly-owned subsidiary of Tencent Mobility Limited (“Tencent Mobility”), a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”).

2	Calculation is based on (i) 368,539,630 Class A Ordinary Shares outstanding immediately following the closing of the Second PIPE Financing (as defined below), as disclosed in the Report on Form 6-K filed by Lilium N.V. (the “Issuer”) on November 22, 2022, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of warrants issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,504,306[1,2]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 93,504,306[1,2]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,504,306[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.0% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1	Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2	Calculation is based on (i) 368,539,630 Class A Ordinary Shares outstanding immediately following the closing of the Second PIPE Financing, as disclosed in the Report on Form 6-K filed by the Issuer on November 22, 2022, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of warrants issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility (Luxembourg) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,504,306[1,2]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 93,504,306[1,2]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,504,306[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.0% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON OO

1	Tencent Mobility (Luxembourg) is a direct wholly-owned subsidiary of Tencent Mobility, a company limited by shares incorporated in Hong Kong. Tencent Mobility is a direct wholly-owned subsidiary of Tencent.

2	Calculation is based on (i) 368,539,630 Class A Ordinary Shares outstanding immediately following the closing of the Second PIPE Financing, as disclosed in the Report on Form 6-K filed by the Issuer on November 22, 2022, and (ii) 5,769,230 Class A Ordinary Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of warrants issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amended Schedule 13D”) amends and supplements the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on September 24, 2021 (the “Original Schedule 13D,” and as amended hereby, the “Schedule 13D”) and relates to the Class A Ordinary Shares, nominal value €0.12 per share (the “Class A Shares”), of Lilium N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). The address of the principal executive offices of the Issuer is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amended Schedule 13D shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2. Identity and Background

The penultimate paragraph of Item 2 is hereby amended and restated in its entirety as follows:

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

67,696,615 of the Class A Shares reported herein as being beneficially owned by the Reporting Persons were issued to Tencent Mobility (Luxembourg) in connection with the exchange of interests in Lilium GmbH, a German limited liability company (“Lilium”), into shares of the Issuer (the “Exchange”) upon the completion of the business combination (the “Business Combination”) on September 15, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), Lilium, the Issuer, and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly owned subsidiary of Holdco (“Merger Sub”) (as amended, the “Business Combination Agreement”). In addition, Tencent Mobility (Luxembourg) subscribed for and purchased an additional 8,500,000 Class A Shares for $85,000,000 under a Subscription Agreement entered into on March 30, 2021 (the “March 2021 Subscription Agreement”) in connection with a private placement that closed simultaneous with the Business Combination on the Closing Date (the “PIPE Financing”). The Reporting Persons provided the $85,000,000 purchase price for the private placement shares from working capital.

On November 2, 2022 in connection with a private placement (the “Second PIPE Financing”), Tencent Mobility (Luxembourg) entered into a securities purchase agreement with the Issuer, which was subsequently amended and restated on November 17, 2022 (as amended and restated, the “Securities Purchase Agreement”), pursuant to which Tencent Mobility (Luxembourg) agreed to purchase, and the Issuer agreed to issue and sell, (A) 11,538,461 Class A Shares (the “Shares”) at a per share purchase price equal to $1.30 (the “Per Share Purchase Price”); and (B) a warrant to acquire 5,769,230 Class A Shares (subject to adjustment in accordance with the terms thereof) (such warrant, in substantially the form of Exhibit 7 hereto, the “Warrant,” and such underlying Class A Shares, the “Warrant Shares”) at a price per Warrant Share equal to the Per Share Purchase Price (subject to adjustments in accordance with the terms of the Warrant). The Warrant is exercisable on any business day prior to November 22, 2026 (the “Expiration Date”). The Shares, the Warrant and the Warrant Shares are collectively referred to herein as the “Securities.”

On or around November 22, 2022, Tencent Mobility (Luxembourg) paid to the Issuer US$14,999,999.30 in exchange for the Shares, and the Issuer issued to Tencent Mobility (Luxembourg) the Warrant.

Following the consummation of the aforementioned transactions, the Reporting Persons beneficially own 93,504,306 Class A Shares, including the Warrant Shares.

The foregoing descriptions of the Business Combination Agreement, the March 2021 Subscription Agreement, the Securities Purchase Agreement and the Warrant do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of the Business Combination Agreement, the March 2021 Subscription Agreement, the Securities Purchase Agreement and the Warrant, respectively. A copy of the

March 2021 Subscription Agreement is filed as Exhibit 4 to this Amended Schedule 13D and is incorporated by reference in this Item 3. Copies of the Business Combination Agreement and Amendment No.1 to the Business Combination Agreement are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference in this Item 3. Copies of the Securities Purchase Agreement and the Warrant are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The first and second paragraphs of Item 4 are amended and restated as follows:

The information regarding the Exchange, the Business Combination, the PIPE Financing and the Second PIPE Financing set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange, the Business Combination, the PIPE Financing and the Second PIPE Financing as described in Item 3 above.

David Wallerstein is a member of the Board of Directors of the Issuer and is also Chief eXploration Officer and Senior Executive Vice President of Tencent Holdings. As disclosed in the Issuer’s Form 20-F filed on March 30, 2022, David Wallerstein is deemed to beneficially own 1,054,233 Class A Shares (excluding any Class A Shares or warrants to purchase Class A Shares acquired by David Wallerstein in the Second PIPE Transaction). Each of the Reporting Persons expressly disclaims beneficial ownership of any of the Class A Shares beneficially owned by David Wallerstein.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)       See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 93,504,306 Class A Shares. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 25.0% of the outstanding Class A Shares. Calculations of the percentage of the Class A Shares beneficially owned is based on (i) 368,539,630 Class A Shares outstanding immediately following the closing of the Second PIPE Financing, as disclosed in the Report on Form 6-K filed by the Issuer on November 22, 2022, and (ii) 5,769,230 Class A Shares issuable to Tencent Mobility (Luxembourg) upon the exercise of warrants issued to Tencent Mobility (Luxembourg) in connection with the closing of the Second PIPE Financing.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the Class A Shares included or described in this Schedule 13D, other than the Class A Shares held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following is hereby added after the fourth paragraph of Item 6:

Registration Statement

Pursuant to the Securities Purchase Agreement, the Issuer has agreed to file a registration statement covering the resale of the Shares and the Warrant Shares no later than five business days following the closing of the transactions contemplated by the Securities Purchase Agreement.

Shareholder Support Letter Agreement

In connection with the Second PIPE Financing, on November 17, 2022, Tencent Mobility (Luxembourg) and certain other shareholders of the Issuer entered into a shareholder support letter agreement with the Issuer (the “Shareholder Support Agreement”). Pursuant to the Shareholder Support Agreement, each party to that agreement, including Tencent Mobility (Luxembourg), agreed (severally and not jointly) to (i) register for a general meeting of the Issuer to be held in connection with the Second PIPE Financing and no later than January 13, 2023 (the “General Meeting”) and appear at such meeting or otherwise cause its Class A Shares and any other additional Class A Shares it might acquire prior to or on the record date for the General Meeting (together, the “Covered Shares”) to be counted as present or represented thereat, (ii) vote, or cause to be voted (including through a voting proxy), at the General Meeting, all Covered Shares in favor of the designation of the Board of Directors of the Issuer to issue Class A Shares and grant rights to subscribe for Class A Shares up to a maximum of 25% of the issued share capital of the Issuer at the date of the General Meeting and to limit or exclude pre-emptive rights related thereto, in each case for a period of 36 months from the General Meeting (the “New Designation”), (iii) vote or cause to be voted at the General Meeting (including through a voting proxy), all of the Covered Shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Second PIPE Financing, and (iv) not sell, assign or otherwise transfer any of its Covered Shares until the day following the record date for the General Meeting, except as set forth in the Shareholder Support Agreement.

The information regarding the Second PIPE Financing set forth in Item 3 above is incorporated into this Item 6 by reference, and the foregoing descriptions of the registration rights granted to Tencent Mobility (Luxembourg) pursuant to the Securities Purchase Agreement and the obligations of Tencent Mobility (Luxembourg) pursuant to the Shareholder Support Agreement are intended as summaries only and are qualified in their entirety by reference to the Securities Purchase Agreement that is filed as Exhibit 6 and the Shareholder Support Agreement that is filed as Exhibit 8 to this Amended Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
1	Business Combination Agreement, dated as of March 30, 2021, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.1 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
2	Amendment No. 1, dated as of July 14, 2021, to Business Combination Agreement, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 4.2 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
3	Registration Rights Agreement (incorporated by reference to Exhibit 4.5 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
4	Form of March 2021 Subscription Agreement (incorporated by reference to Exhibit 4.6 of the Report on Form 20-F filed by Lilium N.V. on September 20, 2021).
5	Agreement regarding joint filing of Schedule 13D (incorporated by reference to Exhibit 5 of the Original Schedule 13D).
6*	Amended and Restated Securities Purchase Agreement, dated November 17, 2022, by and among Lilium N.V. and the investors party thereto, including Tencent Mobility (Luxembourg) S.à r.l.
7	Form of Warrant to Purchase Ordinary Shares A (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K filed by Lilium N.V. on November 22, 2022).
8*	Shareholder Support Letter Agreement, dated as of November 17, 2022, by and among Lilium N.V. and the shareholders party thereto, including Tencent Mobility (Luxembourg) S.à r.l.

______________________

* Portions of this exhibit have been omitted as the Reporting Persons have determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Reporting Persons customarily and actually treat as private or confidential.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT MOBILITY (LUXEMBOURG) S.A.R.L.

By:	/s/ Pan Kun
Name: Pan Kun
Title: Class A Manager

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each title set forth opposite an individual’s name refers to that held by such individual at Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Ian Charles Stone	United Kingdom of Great Britain and Northern Ireland	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director
Zhang Xiulan	People’s Republic of China	Independent Non-Executive Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Chief Financial Officer and Senior Vice President

DIRECTORS AND EXECUTIVE OFFICERS OF TENCENT MOBILITY

The names of the directors and the names and titles of the executive officers of Tencent Mobility and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each title set forth opposite an individual’s name refers to that held by such individual at Tencent Mobility.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Pu Hai Tao	Australia	Director
Wang Sze Man	People’s Republic of China (Hong Kong SAR)	Director
Executive officers:
N/A

DIRECTORS AND EXECUTIVE OFFICERS OF TENCENT MOBILITY (LUXEMBOURG)

The names of the directors and the names and titles of the executive officers of Tencent Mobility (Luxembourg) and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each title set forth opposite an individual’s name refers to that held by such individual at Tencent Mobility (Luxembourg).

Name	Citizenship	Title
Directors:
Pan Kun	People’s Republic of China	Class A Manager
Simon Maire	Belgium	Class B Manager
Executive officers:
N/A